Exhibit 99.1

DYAX CORP.

Important Factors That May Affect Future Operations and Results

March 2005

In this Exhibit 99.1, “we,” “us,” “our” and “Dyax” refer to Dyax Corp. and its subsidiaries.

From time to time, we may make forward-looking public statements, such as statements concerning our then expected results of operations, financial resources or our projected plans for research and development programs, clinical trials and collaborations, as well as other estimates relating to future operations. Forward-looking statements may be in reports filed under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in press releases or informal statements made with the approval of an authorized executive officer. In some cases, words or phrases of expectation or uncertainty like “expect,” “believe,” “continue,” “anticipate,” “estimate,” “may,” “will,” “could,” “opportunity,” “future,” “project,” or similar expressions identify “forward-looking statements” within the meaning of Section 21E of the Exchange Act and Section 27A of the Securities Act of 1933, as amended, as enacted by the Private Securities Litigation Reform Act of 1995.

Statements that are not historical facts are based on our current expectations, beliefs, assumptions, estimates, forecasts and projections for our business and the industry and markets in which we compete. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions, which are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed in such forward-looking statements.

We caution you not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. In addition, we advise you that the factors listed below, as well as other factors we have not currently identified, could affect our financial or other performance and could cause our actual results for future periods to differ materially from any opinions or statements expressed with respect to future periods or events in any forward-looking statement.  We will not undertake and specifically decline any obligation to publicly release revisions to these forward-looking statements to reflect either circumstances after the date of the statements or the occurrence of events which may cause us to re-evaluate our forward-looking statements, except as may be required by law.

In connection with the “safe harbor” provisions of the Private Securities Litigation Reform Act, we are hereby filing cautionary statements identifying important factors that could cause our actual results to differ materially from those projected in forward-looking statements made by us or on our behalf.

We have a history of operating losses and expect to incur significant additional operating losses.

We have incurred operating losses since our inception in 1989.  As of December 31, 2004, we had an accumulated deficit of approximately $151.4 million.  We expect to incur substantial additional operating losses over the next several years as our research, development, pre-clinical testing and clinical trial activities increase, particularly with respect to our current product candidates, DX-88 and DX-890.  We have not generated any revenue from product sales to date, and it is possible that we will never have significant, if any, product sales revenue.

Currently, we generate revenue from collaborators through research and development funding and through license and maintenance fees that we receive in connection with the licensing of our phage display technology.  We expect to continue to be dependent upon revenue generated from our collaborative arrangements and our licensing efforts over the next several years.

To become profitable, we, either alone or with our collaborators, must successfully develop, manufacture and market our current product candidates, DX-88 and DX-890, and other products and continue to leverage our phage display technology to generate research funding and licensing revenue.  It is possible that we will never have significant product sales revenue or receive significant royalties on our licensed product candidates or licensed technology.

We may be unable to raise the capital that we will need to sustain our operations.

We expect that existing cash, cash equivalents, and short-term investments plus anticipated cash flow from product development, license fees and collaborations will be sufficient to support our current operating plans into 2006. We may, however, need or choose to raise additional funds before then.  We will need additional funds if our cash requirements exceed our current expectations or if we generate less revenue than we expect.

Our future capital requirements will depend on many factors, including:

•                  the progress of our drug discovery and development programs;

•                  our ability to develop and commercialize our product candidates;

•                  maintaining or expanding our existing collaborative and license arrangements and entering into additional ones;

•                  the progress of the development and commercialization of milestone and royalty-bearing compounds by our collaborators and licensees;

•                  our decision to manufacture materials used in our product candidates;

•                  competing technological and market developments;

•                  costs of defending our patents and other intellectual property rights; and

•                  the amount and timing of additional capital equipment purchases.

We also may seek additional funding through collaborative arrangements and public or private financings.  We may not be able to obtain financing on acceptable terms or at all or we may not be able to enter into additional collaborative arrangements.  In addition, the terms of any financing may adversely affect the holdings or the rights of our stockholders.  If we are unable to obtain funding on a timely basis, we may be required to curtail significantly one or more of our research or development programs.  We also could be required to seek funds through arrangements with collaborators or others that may require us to relinquish rights to some of our technologies, product candidates or products that we would otherwise pursue on our own.

Our biopharmaceutical or diagnostic product candidates must undergo rigorous clinical trials and regulatory approvals, which could substantially delay or prevent their development or marketing.

Any biopharmaceutical or diagnostic product that we develop will be subject to rigorous clinical trials and an extensive regulatory approval process implemented by the Food and Drug Administration (FDA) and analogous foreign regulatory agencies.  This approval process is typically lengthy and expensive, and approval is never certain.  Positive results from pre-clinical studies and early clinical trials do not ensure positive results in late stage clinical trials designed to permit application for regulatory approval.  We do not know when, or if, our current clinical trials will be completed.  We also cannot accurately predict when other planned clinical trials will begin or be completed.  Many factors affect patient enrollment, including the size of the patient population, the proximity of patients to clinical sites, the eligibility criteria for the trial, alternative therapies, competing clinical trials and new drugs approved for the conditions we are investigating.  For example, three other companies are conducting clinical trials of treatments for HAE and have announced plans for future trials that are seeking or likely to seek patients with HAE.  In addition, competition for patients in cardiovascular disease trials is particularly intense because of the limited number of leading cardiologists and the geographic concentration of major clinical centers.  As a result of all of these factors, our trials may take longer to enroll patients than we anticipate.  Such delays may increase our costs and slow down our product development and the regulatory approval process.  Our product development costs will also increase if we need to perform more or larger clinical trials than planned.  The occurrence of any of these events will delay our ability to generate revenue from product sales and impair our ability to become profitable, which may cause us to have insufficient capital resources to support our operations.

Because of the risks and uncertainties in biopharmaceutical development, products that we or our collaborators develop could take a significantly longer time to gain regulatory approval than we expect or may never gain approval.  If we or our collaborators do not receive these necessary approvals, we will not be able to generate substantial product or royalty revenues and may not become profitable.  We and our collaborators may encounter significant delays or excessive costs in our efforts to secure regulatory approvals.  Factors that raise uncertainty in obtaining these regulatory approvals include the following:

•                  we must demonstrate through clinical trials that the proposed product is safe and effective for its intended use;

•                  we have limited experience in conducting the clinical trials necessary to obtain regulatory approval; and

•                  data obtained from pre-clinical and clinical activities are susceptible to varying interpretations, which could delay, limit or prevent regulatory approvals.

Regulatory authorities may delay, suspend or terminate clinical trials at any time if they believe that the patients participating in trials are being exposed to unacceptable health risks or if they find deficiencies in the clinical trial procedures.  Our Investigational New Drug Applications for our recombinant protein DX-88, for example, were placed on clinical hold by the FDA in May 2004, following the FDA’s evaluation of certain animal test data submitted by us.  Although the study was allowed to continue, we were required by the FDA to conduct additional testing at additional expense, and there is no guarantee that we would be able to resolve similar issues in the future, either as quickly, or at all.  In addition, our or our collaborators’ failure to comply with applicable regulatory requirements may result in criminal prosecution, civil penalties and other actions that could impair our ability to conduct our business.

On January 10, 2005, we announced our plans to initiate a Phase III clinical trial of DX-88 for the treatment of HAE during the first half of 2005. Before filing a Biologic License Application (BLA) for marketing approval of this product in this indication, which we plan to file in 2006, we will need to complete this Phase III trial. HAE is an indication with a particularly small patient population, and our planned Phase III trial may, for this or any of the other reasons described above, take longer than anticipated to initiate and/or to complete.

We lack experience in conducting clinical trials, handling regulatory processes, and conducting sales and marketing activities, any or all of which may adversely affect our ability to commercialize any biopharmaceuticals that we may develop.

We have hired experienced clinical development, regulatory, and marketing staff to develop and supervise our clinical trials, regulatory processes, and sales and marketing activities.  However, we will remain dependent upon third party contract research organizations to carry out some of our clinical and pre-clinical research studies for the foreseeable future.  As a result, we have had and will continue to have less control over the conduct of the clinical trials, the timing and completion of the trials, the required reporting of adverse events and the management of data developed through the trial than would be the case if we were relying entirely upon our own staff.  Communicating with outside parties can also be challenging, potentially leading to mistakes as well as difficulties in coordinating activities.  Outside parties may have staffing difficulties, may undergo changes in priorities or may become financially distressed, adversely affecting their willingness or ability to conduct our trials.  We may also experience unexpected cost increases that are beyond our control.  Problems with the timeliness or quality of the work of a contract research organization may lead us to seek to terminate the relationship and use an alternative service provider.  However, changing our service provider may be costly and may delay our trials, and contractual restrictions may make such a change difficult or impossible.  Additionally, it may be impossible to find a replacement organization that can conduct our trials in an acceptable manner and at an acceptable cost.

Similarly, we may be unable to enter into third party arrangements for the marketing and sale of biopharmaceuticals on acceptable terms.  For certain products, we may incur substantial expenses to develop our own marketing and sales force in order to commercialize our biopharmaceuticals and our efforts may not be successful or the product may not be approved.

As a result we may experience delays in the commercialization of our biopharmaceuticals and we may be unable to compete effectively.

Because we currently lack the resources, capability and experience necessary to manufacture biopharmaceuticals, we will depend on third parties to perform this function, which may adversely affect our ability to commercialize any biopharmaceuticals we may develop.

We do not currently operate manufacturing facilities for the clinical or commercial production of biopharmaceuticals.  We also lack the resources, capability and experience necessary to manufacture biopharmaceuticals.  As a result, we will depend on collaborators, partners, licensees and other third parties to manufacture clinical and commercial scale quantities of our biopharmaceutical candidates.  If we enter into these types of third party arrangements, then we will be dependent on the efforts of others, which if not successful could result in decreased revenue to us.

To date we have identified only a few facilities that are capable of producing material for pre-clinical and clinical studies and we cannot assure you that they will be able to supply sufficient clinical materials during the clinical development of our biopharmaceutical candidates.  There is no assurance that contractors will have the capacity to manufacture or test our products at the required scale and within the required time frame.  There is no assurance that the supply of clinical materials can be maintained during the clinical development of our biopharmaceutical candidates.  We will also be dependent on contract manufacturers to produce and test any biopharmaceuticals that are approved for market.

We are substantially dependent on our collaborator’s ability to successfully and timely complete clinical trials and obtain regulatory approval to market DX-890 for cystic fibrosis.  Our business may be materially harmed and our stock price adversely affected if regulatory approval of DX-890  is not obtained or is substantially delayed.

Under our existing collaboration agreement for the development of DX-890, Debiopharm S.A. is responsible for the management of the pre-clinical and clinical development of DX-890.  Consequently, the success of the DX-890 development program is largely dependent on Debiopharm’s ability to demonstrate positive results in pre-clinical and clinical trials designed to permit application for regulatory approval of DX-890 as a treatment for cystic fibrosis.  To date, Debiopharm’s progress has been slower than expected, especially with regard to achieving its milestones under the agreement.  In the event that Debiopharm is unable to successfully complete pre-clinical and clinical trials in a timely fashion, our business may be materially harmed and our stock price adversely affected.  In addition, depending on the development strategy we pursue, we may be unable to use some or all of our existing data on DX-890 in this indication.

As a result of these issues, we are currently negotiating with Debiopharm to amend our collaboration agreement in order to provide Debiopharm worldwide rights to independently develop and commercialize DX-890 for cystic fibrosis and acute respiratory distress syndrome (known as ARDS).  Under the proposed amendment, we would receive milestones and royalties from Debiopharm in connection with the ongoing development of DX-890.  Additionally, independent of Debiopharm, we have developed a long-acting pegylated form of DX-890 (known as PEG-DX-890), and are exploring the potential for advancing this compound into development for certain other pulmonary indications, which could include chronic obstructive pulmonary disease (known as COPD) and alpha-1 antitrypsin deficiency.  Any such development would involve significant additional costs.

Product liability and other claims against us may reduce demand for our product candidates or result in substantial damages.

We face an inherent risk of product liability exposure related to testing our product candidates in human clinical trials and will face even greater risks if we sell our product candidates commercially. An individual may bring a product liability claim against us if one of our product candidates causes, or merely appears to have caused, an injury. Moreover, in some of our clinical trials, we test our product candidates in indications where the onset of certain symptoms or “attacks” could be fatal.  Although the protocols for these trials include emergency treatments in the event a patient appears to be suffering a potentially fatal incident, patient deaths may nonetheless occur.  As a result, we may face additional liability if are found or alleged to be responsible for any such deaths.

These types of product liability claims may result in:

•                  decreased demand for our product candidates;

•                  injury to our reputation;

•                  withdrawal of clinical trial volunteers;

•                  related litigation costs; and

•                  substantial monetary awards to plaintiffs.

If we fail to establish and maintain strategic license, research and collaborative relationships, or if our collaborators are not able to successfully develop and commercialize product candidates, our ability to generate revenues could be adversely affected.

Our business strategy includes leveraging some of our product candidates, as well as our proprietary phage display technology, through collaborations and licenses that are structured to generate revenues through license fees, technical and clinical milestone payments, and royalties.  For us to continue to receive any significant payments from our licenses and collaboratoions, the relevant product candidates must advance through clinical trials, establish safety and efficacy, and achieve regulatory approvals and market acceptance.  In general, however, under our existing license and collaboration agreements, our licensees and collaborators:

•                  are not obligated to develop or market product candidates discovered using our phage display technology;

•                  may pursue alternative technologies or develop competing products;

•                  control many of the decisions with respect to research, clinical trials and commercialization of product candidates we discover or develop with them;

•                  may terminate their collaborative arrangements with us under specified circumstances, including, for example, a change of control, with short notice; and

•                  may disagree with us as to whether a milestone or royalty payment is due or as to the amount that is due under the terms of our collaborative arrangements.

We cannot assure you that we will be able to maintain our current licensing and collaborative efforts nor can we assure the success of any current or future licensing and collaborative relationships.  If any significant portion of our licensing and collaborative efforts fail, our business and financial condition would be materially harmed.

We and our collaborators may not be able to gain market acceptance of our biopharmaceuticals, which could adversely affect our revenues.

We cannot be certain that any of our biopharmaceutical candidates, even if successfully approved, will gain market acceptance among physicians, patients, healthcare payors, pharmaceutical manufacturers or others.  We may not achieve market acceptance even if clinical trials demonstrate safety and efficacy of our biopharmaceutical candidates and the necessary regulatory and reimbursement approvals are obtained.  The degree of market acceptance of our biopharmaceutical candidates will depend on a number of factors, including:

•                  their clinical efficacy and safety;

•                  their cost-effectiveness;

•                  their potential advantage over alternative treatment methods;

•                  their marketing and distribution support;

•                  reimbursement policies of government and third-party payors; and

•                  market penetration and pricing strategies of competing and future products.

If our products do not achieve significant market acceptance, our revenues could be adversely affected.

Competition and technological change may make our potential products and technologies less attractive or obsolete.

We compete in industries characterized by intense competition and rapid technological change.  New developments occur and are expected to continue to occur at a rapid pace.  Discoveries or commercial developments by our competitors may render some or all of our technologies, products or potential products obsolete or non-competitive.

Our principal focus is on the development of therapeutic products.  We will conduct research and development programs to develop and test product candidates and demonstrate to appropriate regulatory agencies that these products are safe and effective for therapeutic use in particular indications.  Therefore our principal competition going forward, as further described below, will be companies who either are already marketing products in those indications or are developing new products for those indications.  Many of our competitors have greater financial resources and experience than we do.

For DX-88 as a treatment for HAE, our principal competitors include ZLB Behring, Jerini AG, Pharming Group N.V., and Lev Pharmaceuticals, Inc.  ZLB Behring currently markets plasma-derived C1 esterase inhibitor products that are approved for the treatment of HAE in Europe.  Jerini has received Fast Track and orphan drug designations from the FDA for its bradykinin receptor antagonist for the treatment of HAE and has announced that it will be initiating Phase III clinical trials for HAE in both the United States and Europe. Pharming is developing a transgenic human C1 inhibitor for the treatment of HAE and has announced that it has completed a Phase II clinical trial with positive results, has initiated a pivotal Phase III clinical trial in Europe and has received FDA approval of an IND application for a Phase III clinical trial in the United States.  Lev Pharmaceuticals, whose product candidates is a plasma derived C1 esterase inhibitor, filed an IND with the FDA to begin a Phase III clinical trial of C1 esterase inhibitor for the treatment of HAE and expects to initiate this Phase III trial during the first half of 2005.  Lev Pharmaceuticals has received orphan drug designation from the FDA for this product candidate.  Other competitors include companies that market and develop corticosteroid drugs or other anti-inflammatory compounds.

For DX-88 as a treatment for CABG surgery patients, our principle competitor is Bayer AG, which currently markets aprotinin under the name Trasylol® for reduction of blood loss in CABG patients.  A number of other companies, including Alexion Pharmaceuticals, Inc., Avant Immunotherapeutics, Inc. and Zymogenetics, Inc., are developing additional products to reduce the complications associated with cardiopulmonary bypass procedures.

For our DX-890 product candidate, companies with marketed products for the treatment of cystic fibrosis include Genentech, Inc., which produces Pulmozyme®, and Chiron Corporation, which produces TOBI®.  In addition, a number of companies are developing products for the treatment of cystic fibrosis, including Inspire Pharmaceuticals Inc., Genaera Corporation, Targeted Genetics Corporation and BCY LifeSciences, Inc.  A number of other companies are also developing neutrophil elastase inhibitors for broader indications.  These include Ono Pharmaceuticals, Teijin Institute for Bio-medical Research, Arriva Pharmaceuticals, Inc., and Ivax Corporation.

For potential oncology product candidates coming out of our biopharmaceutical discovery and development programs, our potential competitors include numerous pharmaceutical and biotechnology companies, most of which have substantially greater financial resources and experience than we do.

In addition, most large pharmaceutical companies seek to develop orally available small molecule compounds against many of the targets for which others and we are seeking to develop antibody, peptide and/or small protein products.

Our phage display technology is one of several technologies available to generate libraries of compounds that can be used to discover and develop new antibody, peptide and/or small protein products.  The primary competing technology platforms that pharmaceutical, diagnostics and biotechnology companies use to identify antibodies that bind to a desired target are transgenic mouse technology and the humanization of murine antibodies derived from hybridomas.  Abgenix Inc., Medarex Inc., Genmab A/S, and Protein Design Labs, Inc. are leaders in these technologies.  Further, we license our phage display patents and libraries to other parties in the fields of therapeutics and diagnostic products on a non-exclusive basis.  Our licensees may compete with us in the development of specific therapeutic and diagnostic products.  In particular, Cambridge Antibody Technology Group plc (CAT), Morphosys AG, and BioInvent International AB, all of which have licenses to our base technology, compete with us, both to develop therapeutics and to offer research services to larger pharmaceutical and biotechnology companies.  Biosite Incorporated, which is also a patent licensee of ours, has partnered with Medarex, Inc. to combine phage display technology with transgenic mouse technology to create antibody libraries derived from the RNA of immunized mice.  Other companies are attempting to develop new antibody engineering technology.  These include CAT, which is developing ribosomal display technology and antibody mimics, Diversa Corp., which is developing combinatorial arrays for large-scale screening of antibodies, our patent licensee Domantis Limited, which makes single domain antibody libraries, and Novagen, Inc., which is developing cDNA display technology.

In addition, we may experience competition from companies that have acquired or may acquire technology from universities and other research institutions.  As these companies develop their technologies, they may develop proprietary positions that may prevent us from successfully commercializing our products.

Our success depends significantly upon our ability to obtain and maintain intellectual property protection for our products and technologies and third parties not obtaining patents that would prevent us from commercializing any of our products.

We face risks and uncertainties related to our intellectual property rights.  For example:

•                  we may be unable to obtain or maintain patent or other intellectual property protection for any products or processes that we may develop;

•                  third parties may obtain patents covering the manufacture, use or sale of these products, which may prevent us from commercializing any of our products under development globally or in certain regions; or

•                  our patents or any future patents that we may obtain may not prevent other companies from competing with us by designing their products or conducting their activities so as to avoid the coverage of our patents.

Our phage display patent rights are central to our non-exclusive patent licensing program.  As part of that licensing program, we generally seek to negotiate a phage display license agreement with parties practicing technology covered by our patents.  In countries where we do not have and/or have not applied for phage display patent rights, we will be unable to prevent others from using phage display or developing or selling products or technologies derived using phage display.  In addition, in jurisdictions where we have phage display patent rights, we may be unable to prevent others from selling or importing products or technologies derived elsewhere using phage display.  Any inability to protect and enforce our phage display patent rights, whether by licensing or any invalidity of our patents or otherwise, would negatively affect our research and revenues.

In all of our activities, we also rely substantially upon proprietary materials, information, trade secrets and know-how to conduct our research and development activities and to attract and retain collaborators, licensees and customers.  Although we take steps to protect our proprietary rights and information, including the use of confidentiality and other agreements with our employees and consultants and in our academic and commercial relationships, these steps may be inadequate, these agreements may be violated, or there may be no adequate remedy available for a violation.  Also, our trade secrets or similar technology may otherwise become known to, or be independently developed or duplicated by, our competitors.

Before we and our collaborators can market some of our processes or products, we and our collaborators may need to obtain licenses from other parties who have patent or other intellectual property rights covering those processes or products.  Third parties have patent rights related to phage display, particularly in the area of antibodies.  While we have gained access to key patents in the antibody area through the cross licenses with Affimed Therapeutics AG, Affitech AS, Biosite Incorporated, Genentech, Inc., XOMA Ireland Limited and Cambridge Antibody Technology Limited, other third party patent owners may contend that we need a license or other rights under their patents in order for us to commercialize a process or product.  In addition, we may choose to license patent rights from other third parties.  In order for us to commercialize a process or product, we may need to license the patent rights of other parties.  If a third party does not offer us a needed license or offers us a license only on terms that are unacceptable, we may be unable to commercialize one or more of our products.  If a third party does not offer a needed license to our collaborators and as a result our collaborators stop work under their agreement with us, we might lose future milestone payments and royalties.  If we decide not to seek a license, or if licenses are not available on reasonable terms, we may become subject to infringement claims or other legal proceedings, which could result in substantial legal expenses.  If we are unsuccessful in these actions, adverse decisions may prevent us from commercializing the affected process or products.

We seek affirmative rights of license or ownership under existing patent rights relating to phage display technology of others.  For example, through our patent licensing program, we have secured a limited freedom to practice some of these patent rights pursuant to our standard license agreement, which contains a covenant by the licensee that it will not sue us under certain of the licensee’s phage display improvement patents.  We cannot guarantee, however, that we will be successful in enforcing any agreements from our licensees, including agreements not to sue under their phage display improvement patents, or in acquiring similar agreements in the future, or that we will be able to obtain commercially satisfactory licenses to the technology and patents of others.  If we cannot obtain and maintain these licenses and enforce these agreements, this could have a negative effect on our business.

Proceedings to obtain, enforce or defend patents and to defend against charges of infringement are time consuming and expensive activities.  Unfavorable outcomes in these proceedings could limit our patent rights and our activities, which could materially affect our business.

Obtaining, protecting and defending against patent and proprietary rights can be expensive.  For example, if a competitor files a patent application claiming technology also invented by us, we may have to participate in an expensive and time-consuming interference proceeding before the U.S. Patent and Trademark Office to address who was first to invent the subject matter of the claim and whether that subject matter was patentable.  Moreover, an unfavorable outcome in an interference proceeding could require us to cease using the technology or to attempt to license rights to it from the prevailing party.  Our business would be harmed if a prevailing third party does not offer us a license on terms that are acceptable to us.

In patent offices outside the United States, we may be forced to respond to third party challenges to our patents.  For example, our first phage display patent in Europe, European Patent No. 436,597, known as the 597 Patent, was ultimately revoked in 2002 in proceedings in the European Patent Office.  We have two divisional patent applications of the 597 Patent pending in the European Patent Office.  We will not be able to prevent other parties from using our phage display technology in Europe if the European Patent Office does not grant us another patent.  We cannot be assured that we will prevail in the prosecution of either of these patent applications.

The issues relating to the validity, enforceability and possible infringement of our patents present complex factual and legal issues that we periodically reevaluate. Third parties have patent rights related to phage display, particularly in the area of antibodies. While we have gained access to key patents in the antibody area through our cross-licensing agreement with Affimed, Affitech, Biosite, Genentech, XOMA and CAT, other third party patent owners may contend that we need a license or other rights under their patents in order for us to commercialize a process or product. In addition, we may choose to license patent rights from third parties. While we believe that we will be able to obtain any needed licenses, we cannot assure that these licenses, or licenses to other patent rights that we identify as necessary in the future, will be available on reasonable terms, if at all. If we decide not to seek a license, or if licenses are not available on reasonable terms, we may become subject to infringement claims or other legal proceedings, which could result in substantial legal expenses. For example, George Pieczenik and I.C. Technologies America, Inc. have sued us in a variety of patent infringement actions since 1999, all of which have been dismissed and no appeals are pending at this time.  If we are unsuccessful in these actions, adverse decisions may prevent us from commercializing the affected process or products. Moreover, if we are unable to maintain the covenants with regard to phage display improvements that we obtain from our licensees through our patent licensing program and the licenses that we have obtained to third party phage display patent rights it could have a material adverse effect on our business.

We incurred substantial costs as a result of the Pieczenik litigation and we would expect to incur substantial costs in connection withany other litigation or patent proceeding.  In addition, our management’s efforts would be diverted, regardless of the results of the litigation.  An unfavorable result could subject us to significant liabilities to third parties, require us to cease manufacturing or selling the affected products or using the affected processes, require us to license the disputed rights from third parties or result in awards of substantial damages against us.  Our business will be harmed if we cannot obtain a license, can obtain a license only on terms we consider to be unacceptable or if we are unable to redesign our products or processes to avoid infringement.

In all of our activities, we substantially rely on proprietary materials and information, trade secrets and know-how to conduct research and development activities and to attract and retain collaborative partners, licensees and customers. Although we take steps to protect these materials and information, including the use of confidentiality and other agreements with our employees and consultants in both academic and commercial relationships, we cannot assure you that these steps will be adequate, that these agreements will not be violated, or that there will be an available or sufficient remedy for any such violation, or that others will not also develop similar proprietary information.

Our revenues and operating results have fluctuated significantly in the past, and we expect this to continue in the future.

Our revenues and operating results have fluctuated significantly on a quarter to quarter basis.  We expect these fluctuations to continue in the future.  Fluctuations in revenues and operating results will depend on:

•                  the timing of our increased research and development expenses;

•                  the establishment of new collaborative and licensing arrangements;

•                  the timing and results of clinical trials;

•                  the development and marketing programs of current and prospective collaborators; and

•                  the completion of certain milestones.

If the revenues we receive are less than the revenues we expect for a given fiscal period, then we may be unable to reduce our expenses quickly enough to compensate for the shortfall.  Our revenues in any period are not a reliable indicator of our future performance.  In addition, our fluctuating revenues and operating results may fail to meet the expectations of securities analysts or investors.  Our failure to meet these expectations may cause the price of our common stock to decline.

If we lose or are unable to hire and retain qualified personnel, then we may not be able to develop our products or processes.

We are highly dependent on qualified scientific and management personnel, and we face intense competition from other companies and research and academic institutions for qualified personnel.  If we lose an executive officer, a manager of one of our principal business units or research programs, or a significant number of any of our staff or are unable to hire and retain qualified personnel, then our ability to develop and commercialize our products and processes may be delayed or prevented.

We use and generate hazardous materials in our business, and any claims relating to the improper handling, storage, release or disposal of these materials could be time-consuming and expensive.

Our phage display research and development involves the controlled storage, use and disposal of chemicals and solvents, as well as biological and radioactive materials.  We are subject to foreign, federal, state and local laws and regulations governing the use, manufacture and storage and the handling and disposal of materials and waste products.  Although we believe that our safety procedures for handling and disposing of these hazardous materials comply with the standards prescribed by laws and regulations, we cannot completely eliminate the risk of contamination or injury from hazardous materials.  If an accident occurs, an injured party could seek to hold us liable for any damages that result and any liability could exceed the limits or fall outside the coverage of our insurance.  We may not be able to maintain insurance on acceptable terms, or at all.  We may incur significant costs to comply with current or future environmental laws and regulations.

We may have significant product liability exposure.

We face exposure to product liability and other claims if products or processes are alleged to have caused harm.  These risks are inherent in the testing, manufacturing and marketing of human therapeutic products.  Although we currently maintain product liability insurance, we may not have sufficient insurance coverage, and we may not be able to obtain sufficient coverage at a reasonable cost.  Our inability to obtain product liability insurance at an acceptable cost or to otherwise protect against potential product liability claims could prevent or inhibit the commercialization of any products that we or our collaborators develop.  If we are sued for any injury caused by our products or processes, then our liability could exceed our product liability insurance coverage and our total assets.

Our business is subject to risks associated with international operations and collaborations.

We receive product development and license fees from international collaborations.  For the year ended December 31, 2004, we earned revenue of approximately $10.3 million from non-US based companies.  All of our revenue contracts are paid in US dollars.  We expect that international product development and license fees will continue to account for a significant percentage of our revenues for the foreseeable future.  In addition, we have direct investments in subsidiaries located in the European Union.  Our operations could be limited or disrupted, and the value of our direct investments may be diminished, by any of the following:

•                  fluctuations in currency exchange rates;

•                  the imposition of governmental controls;

•                  less favorable intellectual property or other applicable laws;

•                  the inability to obtain any necessary foreign regulatory approvals of products in a timely manner;

•                  import and export license requirements;

•                  political instability;

•                  terrorist activities; and

•                  difficulties in staffing and managing international operations.

A portion of our business is conducted in currencies other than our reporting currency, the U.S. dollar.  We recognize foreign currency gains or losses arising from our operations in the period in which we incur those gains or losses.  As a result, currency fluctuations among the U.S. dollar and the currencies in which we do business have caused foreign currency transaction gains and losses in the past and will likely do so in the future.  Because of the variability of currency exposures and the potential volatility of currency exchange rates, we may suffer significant foreign currency transaction losses in the future due to the effect of exchange rate fluctuations on our future operating results.

If we fail to maintain an effective system of internal controls in the future, we may not be able to accurately report our financial results or prevent fraud.  As a result, investors may lose confidence in our financial reporting.

The Sarbanes-Oxley Act of 2002 requires that we report annually on the effectiveness of our internal controls over financial reporting.  Among other things, we must perform systems and processes evaluation and testing.  We must also conduct an assessment of our internal controls to allow management to report on, and our independent registered public accounting firm to attest to, our assessment of our internal controls over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act.  In the future, our continued assessment, or the subsequent assessment by our independent registered public accounting firm, may reveal significant deficiencies or material weaknesses in our internal controls, which may need to be disclosed in future Annual Reports on Form 10-K.  Disclosures of this type could cause investors to lose confidence in our financial reporting and may negatively affect the price of our common stock.  Moreover, effective internal controls are necessary to produce reliable financial reports and to prevent fraud.  If we have deficiencies in our internal controls over financial reporting, it may negatively impact our business and operations.

Compliance with changing regulation relating to corporate governance and public disclosure may result in additional expenses.

Keeping abreast of, and in compliance with, changing laws, regulations, and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002, new SEC regulations, and revised NASDAQ Stock Market rules, have required an increased amount of management attention and external resources.  We intend to invest all reasonably necessary resources to comply with evolving corporate governance and public disclosure standards, and this investment may result in increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

We may not succeed in acquiring technology and integrating complementary businesses.

We may acquire additional technology and complementary businesses in the future.  Acquisitions involve many risks, any one of which could materially harm our business, including:

•                  the diversion of management’s attention from core business concerns;

•                  the failure to exploit effectively acquired technologies or integrate successfully the acquired businesses;

•                  the loss of key employees from either our current business or any acquired businesses; and

•                  the assumption of significant liabilities of acquired businesses.

We may be unable to make any future acquisitions in an effective manner.  In addition, the ownership represented by the shares of our common stock held by you will be diluted if we issue equity securities in connection with any acquisition.  If we make any significant acquisitions using cash consideration, we may be required to use a substantial portion of our available cash.  If we issue debt securities to finance acquisitions, then the debt holders would have rights senior to the holders of shares of our common stock to make claims on our assets and the terms of any debt could restrict our operations, including our ability to pay dividends on our shares of common stock.  Acquisition financing may not be available on acceptable terms, or at all.  In addition, we may be required to amortize significant amounts of intangible assets in connection with future acquisitions.  We might also have to recognize significant amounts of goodwill that will have to be tested periodically for impairment.  These amounts could be significant, which could harm our operating results.

Our common stock may continue to have a volatile public trading price and low trading volume.

The market price of our common stock has been highly volatile. Since our initial public offering in August 2000 through February 2005, the price of our common stock on the NASDAQ Stock Market has ranged between $54.12 and $1.05.  We may experience significant price and volume fluctuations in the future for many reasons , some of which may be unrelated to our operating performance.

Many factors may have a negative effect on the market price of our common stock, including:

•                  public announcements by us, our competitors or others;

•                  developments concerning proprietary rights, including patents and litigation matters;

•                  publicity regarding actual or potential results with respect to products or compounds we or our collaborators are developing;

•                  regulatory developments in both the United States and abroad;

•                  public concern about the safety or efficacy of new technologies;

•                  general market conditions and comments by securities analysts; and

•                  quarterly fluctuations in our revenues and financial results.

Anti-takeover provisions in our governing documents and under Delaware law and our shareholder rights plan may make an acquisition of us more difficult.

We are incorporated in Delaware. We are subject to various legal and contractual provisions that may make a change in control of us more difficult. Our board of directors has the flexibility to adopt additional anti-takeover measures.

Our charter authorizes our board of directors to issue up to 1,000,000 shares of preferred stock and to determine the terms of those shares of stock without any further action by our stockholders. If the board of directors exercises this power to issue preferred stock, it could be more difficult for a third party to acquire a majority of our outstanding voting stock. Our charter also provides staggered terms for the members of our board of directors. This may prevent stockholders from replacing the entire board in a single proxy contest, making it more difficult for a third party to acquire control of us without the consent of our board of directors. Our equity incentive plans generally permit our board of directors to provide for acceleration of vesting of options granted under these plans in the event of certain transactions that result in a change of control. If our board of directors used its authority to accelerate vesting of options, then this action could make an acquisition more costly, and it could prevent an acquisition from going forward.  Our shareholder rights plan could result in the significant dilution of the proportionate ownership of any person that engages in an unsolicited attempt to take over our company and, accordingly, could discourage potential acquirers.

Section 203 of the Delaware General Corporation Law prohibits a corporation from engaging in a business combination with any holder of 15% or more of its capital stock until the holder has held the stock for three years unless, among other possibilities, the board of directors approves the transaction. Our board of directors could use this provision to prevent changes in management.

The provisions described above, as well as other provisions in our charter and bylaws and under the Delaware General Corporation Law, may make it more difficult for a third party to acquire our company, even if the acquisition attempt was at a premium over the market value of our common stock at that time.